# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeway Foods, Inc., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 10/17/2025
Amends the filing with accession number 0001683168-25-004961
Filed by CIK 0001227848
Persons authorized to receive notices and communications: Edward Smolyansky, 1219 N Wells St, Chicago, Illinois (IL), 60610, 847-967-1010

## Reporting persons
- Ludmila Smolyansky (CIK 0001227848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 850,166; shared voting power 75,000; sole dispositive power 850,166; shared dispositive power 75,000; aggregate amount beneficially owned 925,166 (6.1% of the class)
- Edward Smolyansky (CIK 0001227847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,484,975; shared voting power 575,000; sole dispositive power 2,484,975; shared dispositive power 575,000; aggregate amount beneficially owned 3,059,975 (20% of the class)
- The Edward Smolyansky Trust 2/2/16: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,233,333; shared voting power 0; sole dispositive power 1,233,333; shared dispositive power 0; aggregate amount beneficially owned 1,233,333 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lifeway Foods, Inc.
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Comment: This Amendment No. 25 (this "Amendment") further amends and supplements the Schedule 13D filed by Ludmila Smolyansky, Edward Smolyansky and The Edward Smolyansky Trust 2/2/16 (the "Edward Smolyansky Trust" and, together with Ludmila Smolyansky and Edward Smolyansky, the "Filing Persons"). This Amendment is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On October 17, 2025, Edward Smolyansky delivered a notice to Lifeway Foods, Inc. (the "issuer") of (i) his intent to nominate George Sent for election to the issuer's board of directors at the issuer's 2025 annual meeting of shareholders (the "Annual Meeting") and (ii) his plan to bring before the Annual Meeting, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a non-binding advisory shareholder proposal requesting that the issuer's Board of Directors establish a new committee of the Board of Directors that (x) consists solely of two or more independent directors who were first appointed or elected after the issuer's September 30, 2025 public announcement of its agreement to carry out an orderly refreshment of the Board of Directors, (y) is authorized and directed to conduct evaluations of the performance of the issuer's executive management team, the issuer's strategic plan and the issuer's strategic alternatives, and (z) is authorized to retain independent financial and legal advisors in connection with such evaluations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of October 21, 2025, for purposes of Rule 13d-3 under the Exchange Act, (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 925,166 shares of Common Stock, no par value, of the issuer ("Common Stock"), representing approximately 6.1% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 3,059,975 shares of Common Stock, representing approximately 20.0% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 1,233,333 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 3,910,141 shares of Common Stock, representing approximately 25.7% of the outstanding shares of Common Stock. In accordance with Rule 13d-101 under the Exchange Act, the foregoing percentage calculations were based on 15,228,763 shares represented to be outstanding as of September 26, 2025 (the "Reported Outstanding Shares"), as contained in Exhibit 4.1 to the issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 850,166 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Ludmila Smolyansky is a director. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,484,975 shares of Common Stock, which includes the 1,233,333 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock held by Smolyansky Family Holdings LLC, over which Edward Smolyansky and Julie Smolyansky share voting power and dispositive power, and 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Edward Smolyansky is a director. Each of Ludmila Smolyansky and Edward Smolyansky disclaims beneficial ownership of the 75,000 shares held by the Ludmila and Edward Smolyansky Family Foundation. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,233,333 shares of Common Stock. The Filing Persons together have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,410,141 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock.
Transactions in the class effected during the past sixty days:
(c) There have been no transactions in the shares of Common Stock by any of the filing persons during the past sixty days, other than the following sales of Common Stock by the Ludmila Smolyansky Trust 2/1/05 (the "LS Trust"), of which Ludmila Smolyansky is the trustee, and by Edward Smolyansky, in each case in ordinary broker transactions:

Seller: Edward Smolyansky Date: September 23, 2025 Number of Shares: 6,357 Price: $26.53
Seller: Edward Smolyansky Date: September 24, 2025 Number of Shares: 10,000 Price: $26.69
Seller: Edward Smolyansky Date: October 1, 2025 Number of Shares: 24,813 Price: $25.52
Seller: Edward Smolyansky Date: October 1, 2025 Number of Shares: 58,830 Price: $26.07
Seller: LS Trust Date: October 7, 2025 Number of Shares: 5,000 Price: $26.32
Seller: LS Trust Date: October 8, 2025 Number of Shares: 10,000 Price: $26.44

## Signatures
- Ludmila Smolyansky: /s/ Ludmila Smolyansky, Ludmila Smolyansky (10/21/2025)
- Edward Smolyansky: /s/ Edward Smolyansky, Edward Smolyansky (10/21/2025)
- The Edward Smolyansky Trust 2/2/16: /s/ Edward Smolyansky, Edward Smolyansky, Trustee (10/21/2025)